February 22, 2024

VIA EDGAR TRANSMISSION

Mr. Tony Burak, Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549-0506

Re: Institutional Investment Strategy Fund (the “Registrant”)

File Nos. 333-271745 and 811-23874

Dear Mr. Burak:

On January 4, 2024, the Registrant filed an amended registration statement on Form N-2 pursuant to the Securities Act of 1933 and the Investment Company Act of 1940. On February 1, 2024, you provided additional accounting comments to the registration statement.  Below, please find those comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf.  Unless otherwise indicated, capitalized terms used below have the meaning ascribed to them in the Registration Statement.  Additional disclosures are italicized and deleted disclosures appear struck through.

Comment A.4:  The Accounting Staff were unable to verify the numbers in the Expense Example.  Please confirm your calculations.

Response:  The Registrant has recalculated the Expense Example and will amend its disclosures as follows:

	1 Year	3 Years	5 Years	10 Years
Class I Shares	$ 20	$ 63	$ 108	$ 233

Comment A.5:  The Accounting Staff notes that the advisory agreement states that the advisory fee shall be based on the Fund’s average net assets, but that several references throughout the Prospectus state that the advisory fee is calculated based on the Fund’s average gross assets.  Please reconcile.  By way of example only, this appears at pages 10, 19 and in Note 4 of the financial statements.

Response:  The Registrant confirms that the advisory fee is based on the Fund’s average net assets and has reviewed and revised its disclosures for consistency.

Comment A.6:  In Item 25(1)(B) of the Part C, please delete the reference to the Statement of Operations as the Fund had no operations for the period ended December 15, 2023.

Response:  The Registrant has amended its disclosures accordingly.

Comment A.7:  The Accounting Staff notes that the investment advisory agreement was appended as an exhibit to the Part C twice, but the auditor’s consent was omitted.  Please append the auditor’s consent in a subsequent amendment.

Response:  The Registrant regrets its oversight and notes that the omission of the auditor’s consent was purely a clerical error.  The Registrant undertakes to append the consent in the next pre-effective amendment to the registration statement.

If you have any questions, please call the undersigned at (614) 469-3217.

Very truly yours,

/s/

Philip B. Sineneng

cc:  JoAnn M. Strasser

Philip.Sineneng@ThompsonHine.com Direct: 614.469.3217